October 16, 2012

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          Advanced Medical Isotope Corporation
Registration Statement and Pre-effective Amendment 1 to
Registration Statement on Form S-1
Filed September 4 and 6, 2012
File No. 333-183705

Dear Ms. Long:

This letter is in response to the comments contained in the letter from the Securities and Exchange Commission (the “Commission”), dated October 1, 2012 (the "Comment Letter"), to Advanced Medical Isotope Corporation (the “Company”) concerning the Registration Statement and Pre-effective Amendment 1 to the Registration Statement on Form S-1filed by the Company with the Securities and Exchange Commission (“SEC”) on September 4 and September 6, 2012.

On behalf of the Company, the following are our responses to the Commission’s comments:

General

1.        Page references below are to pre-effective amendment 1 to the registration statement filed on September 6, 2012.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

2.        We note that you are registering 39,760,594 shares of common stock for resale by the selling stockholders while your 2011 Form 10-K suggests that non-affiliates hold only about 31,667,575 shares of your outstanding common stock. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the company. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction.

The amount of shares currently being registered is 32,730,297.  While 32,730,297 total shares are being registered, only 10,600,000 (approximately 27.75 percent of the 38,197,654 shares held by non affiliates as of June 30, 2012) are shares of common stock issuable upon conversion of convertible notes.  The remaining shares registered are for interest payments in shares on the notes, for warrants issued with the convertible notes and for warrants issued to brokers and consultants.

Based on the facts and circumstances, the private offering is not an indirect primary offering by or on behalf of the Company.  The standard of review for the Staff in deciding the question of whether an offering styled a secondary one is really on behalf of the issuer remains an analysis of the facts and circumstances articulated in Interpretation D.29.1  We have reviewed the relevant factors including the considerations in Interpretation D.29.  The totality of the facts and circumstances in this case demonstrate that the Selling Stockholders are not acting as underwriters or conduits for the Company.  The Company’s analysis of the six factors noted in Interpretation D.29 is set forth below:

 A. The length of time the Selling Stockholder has held the shares

The Selling Stockholders did not purchase shares but notes convertible into shares equal to less than one-third of the shares held by non-affiliates as of June 30, 2012.  The notes are 18-month notes that may be repaid by the Company and never converted by the Selling Stockholders. A portion of the notes have already been outstanding for three months and, since none of the Selling Stockholders are affiliates, the Selling Stockholders would soon be able to sell all of their shares without registration under Rule 144.

         B. Circumstances under which the investors received their shares.

The notes were purchased by 21 individuals and 6 business entities, each who represented that the investment was for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or any distribution thereof.  The largest investor in the notes purchased just over one-third of the notes. The investors, due to the limited liquidity of the stock are at financial risk that they may never be able to sell the stock.  On 34 trading days over the past three months, less than 20,000 shares of the Company’s common stock were purchased and sold on the OTC Markets.

Even by registering over 10,600,000 shares, the Company was only able to raise $1,060,000 and, because of the financial status of the Company, had to do so at a discounted price with registration rights. At June 30, 2012, we had negative working capital of $6,988,183.  During the six months ended June 30, 2012 the Company experienced negative cash flow from operations of $797,668.  The Company has generated material operating losses since inception.  The Company has incurred a net loss of $23,448,585 from January 1, 2006 through June 30, 2012, including a net loss of $2,749,616 for the twelve months ended December 31, 2011.

The Company received cash consideration from the investors in exchange for securities at the time of each investment.  The conversion price is a set conversion price and will not fluctuate as a result of market condidions.  The Company will receive no proceeds from the resale of any of the Shares by the investors, other than from the exercise of warrants, which supports the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i).

1 The Division of Corporate Finance’s Telephone Interpretations Manual Interpretation D.29 (“Interpretation D.29”) states:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as-a conduit for the issuer.  (emphasis added)

United States Securities and Exchange Commission Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Section D, Rule 415, Interpretation No. 29; See also United States Securities and Exchange Commission Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Section H, Form S-3, Interpretation No. 76.

C. The Investors’ relationship to the issuer

None of the selling stockholders that purchased shares in the offering had a pre-existing relationship with the Company.  Further, none of the investors will be considered an affiliate of the Company as a result of the purchase of the notes or conversion or exercise of the notes and warrants issued.

D. The amount of shares involved

The shares registered can be broken into three categories:

Shares issuable upon conversion of Notes                                              10,600,000
Shares registered for interest for the Notes                                                1,590,000
Shares issuable upon exercise of warrants by investors                        10,600,000
Shares issuable upon exercise of warrants for services                            9,940,297
                                                                                                                          32,730,297

The amount of shares currently being registered is 32,730,297.  While 32,730,297 total shares are being registered, only 10,600,000 (approximately 27.75 percent of the 38,197,654 shares held by non affiliates as of June 30, 2012) are shares of common stock issuable upon conversion of convertible notes.  The Company’s directors, executive officers and principal stockholders have been financing the Company and beneficially own approximately 54.1% of the outstanding shares of our common stock as of September 30, 2012. There are no shares being registered for any of the Company’s directors, executive officers or principal stockholders.

E. Whether the sellers are in the business of underwriting securities

To the Company’s knowledge, none of the investors that purchased the securities are in the business of acting as an underwriter, and are not affiliated or associated with a broker-dealer registered under FINRA.  The investors only purchased the Shares for its own account for investment and with no present intention of distributing any of the Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares, except in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws.

F.  Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

Given the nature of the private placement transactions pursuant to which the Shares were issued and the behavior of the investors, as described above, the Company respectfully submits that the investors are not acting as a conduit or “alter ego” of the Company.  The investors are not making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the Shares covered by the Registration Statement.  They clearly have not purchased in circumstances where they are acting as conduits for the Company.

3.      Tell us, with a view toward disclosure, how you determined to register 14,840,000 shares of common stock issuable upon conversion of convertible notes due January 13, 2014. We understand that you issued notes equal to $550,000 on July 13, 2012 and notes equal to $510,000 on August 2, 2012, convertible at $0.10 per share, suggesting that only 10,600,000 shares of common stock are issuable upon conversion of the notes. If additional shares are anticipated to be issued due to an adjustment to the conversion price of $0.10 per share, please clarify this and explain why the number of shares that you have registered is your good faith estimate of the number of shares into which the notes will be converted.

The current draft of the registration includes 12,190,000 shares, which represents 10,600,000 shares for the the conversion of $1,060,000 at $0.10 per share plus an additional amount for interest payment on the notes.  The original Form S-1 included  4,240,000 shares to be issued with respect to the additional investment rights.  The Additional Investment Rights give each selling shareholder the right to purchase additional principal amount of notes up to 40% of the principal amount of notes acquired by the selling stockholders and a corresponding amount of warrants.

4.      Tell us, with a view toward disclosure, how you determined to register the number of shares of common stock issuable upon exercise of warrants received by investors in the private placements and upon exercise of warrants received by consultants for services provided to you. If additional shares are anticipated to be issued due to an adjustment to the conversion prices of $0.15, $0.09, and $0.25 per share, please clarify this and explain why the number of shares that you have registered is your good faith estimate of the number of shares of common stock issuable upon exercise of the warrants.

The current draft of the registration includes 10,600,000 shares of common stock issuable upon exercise of warrants at $0.15 per share received by investors in the private placements.  The current draft also registers 3,140,297 shares of common stock issuable upon exercise of warrants at $0.15 per share for brokers and 3,600,000 shares of common stock issuable upon exercise of warrants at $0.15 per share for consultants.  The current draft also includes the registration of 1,200,000 shares of common stock issuable upon exercise of warrants at $0.09 per share and 2,000,000 shares of common stock issuable upon exercise of warrants at $0.25 per share to two consultants.

5.      We believe that it is premature for you to register shares of common stock underlying the convertible securities which are issuable upon exercise of "Additional Investment Rights." Note that you may register shares of common stock for resale only if the private placement was complete when the registration statement was filed. Since none of the notes or common stock purchase warrants underlying additional investment rights appear to have been issued, and selling shareholders must first exercise the additional investment rights to acquire the notes and warrants, the underlying shares cannot be registered for resale under Rule 415(a)(1)(i) at this time. Please revise.

The Company removed the registration of the common stock underlying the convertible securities which are issuable upon exercise of "Additional Investment Rights."

Prospectus' Outside Front Cover Page

6.      Disclose that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. We note the disclosure on pages 11 and 23.

The Company added disclosure to the prospectus’ outside front cover page that it is an emerging growth company.

Offering Summary, page 5

7.      Disclosure that you issued secured convertible promissory notes to two investors from July 13, 2012 to August 2, 2012 is inconsistent with disclosures in the current reports on Form 8-K filed on July 18, 2012 and August 2, 2012 that you issued secured convertible promissory notes to two investors on July 13, 2012 and to 26 investors on August 2, 2012. Please reconcile the disclosures.

The Company revised its disclosure to reflect that on July 13, 2012, it issued $550,000 of Secured Convertible Promissory Notes to two investors and, on August 2, 2012, it issued $510,000 of Secured Convertible Promissory Notes to 25 investors instead the disclosure in the initial Form S-1 which only include the July 13 investors in this paragraph.

8.      Please remove the statement that disclosure is qualified by the transaction documents, which are incorporated into this item by reference. You may incorporation information into the prospectus by reference to documents and disclosures outside the prospectus only to the extent provided by the form. This comment also applies to disclosure on page 19 under "Description of Securities." In each case, please also ensure that you disclose in the prospectus all of the material terms of the transaction documents, the notes, the warrants and the additional investment rights. Please see Rule 411(a) of Regulation C.

The Company removed the disclosure.

9.      Revise this subsection and, as appropriate, elsewhere in the registration statement so that you present accurately the material provisions of the private placements disclosed in the Forms 8-K referenced above. For example, it appears that you issued notes equal to $550,000 on July 13, 2012 and notes equal to $510,000 on August 2, 2012.

The Company expanded its disclosure to include additional information disclosed in the Form 8-K.

10.      In your discussion of warrants, you only include disclosure about warrants that are exercisable for $0.15 per share. However, we note that your fee table also references warrants that are exercisable at $0.09 per share and $0.25 per share. Please revise your discussion to describe all of the warrants, including their material terms and the transactions in which they were issued, that are exercisable for shares of common stock included in this registration statement.

The current draft of the registration includes 10,600,000 shares of common stock issuable upon exercise of warrants at $0.15 per share received by investors in the private placements.  The current draft also registers 3,140,297 shares of common stock issuable upon exercise of warrants at $0.15 per share for brokers and 3,600,000 shares of common stock issuable upon exercise of warrants at $0.15 per share for consultants.  The current draft also includes the registration of 1,200,000 shares of common stock issuable upon exercise of warrants at $0.09 per share and 2,000,000 shares of common stock issuable upon exercise of warrants at $0.25 per share to two consultants.

11.      Include in this subsection a discussion of the fact that you also issued warrants issued as commission for services provided in connection with the sale of Securities to the selling stockholders, and briefly disclose the material provisions of those warrants. We note the disclosure in footnote (11) on page 17.

The material terms of the warrants were added to the offering summary and elsewhere in the document as appropriate.

12.      If the common stock purchase warrants issued to Consultants for services provided to you under consulting agreements are distinct from the warrants issued as commission for services provided in connection with the sale of securities to the selling stockholders, include also in this subsection a discussion of the material provisions of those warrants. We note the information in footnote (2) to the calculation of registration fee table.

The material terms of the warrants were added to the offering summary and elsewhere in the document as appropriate.

Offering Summary, page 5; Description of Securities, page 19

13.      In the discussion of the transactions in which you issued the notes and warrants, please disclose the market price per share of the company's common stock on the date of the sale and the total dollar value of the shares of common stock underlying the convertible notes that you have registered for resale, using the number of underlying securities that you have registered for resale and such market price per share.

On July 13, 2012, the market price per share of the Company’s common stock was $0.24 based on trading volume of 2,000 shares.  On August 2, 2012, the market price of the Company’s common stock was $0.2895 based on a trading volume of 3,500.  On October 15, 2012, the last reported sales price of our common stock was $0.1531 per share.

14.      Please disclose that interest payments under the notes may be made in the form of common stock, and disclose how the number of shares to be issued in respect of interest will be calculated, highlighting any discount to the market price that will be applied. If there are other payments that may be made to selling stockholders, such as liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments, please describe the terms of each such payment.

Interest payable on this Note shall compound annually and accrue at the annual rate of 12%.  Interest shall be payable quarterly in arrears on the last day of each calendar quarter commencing September 30, 2012.  Interest will be payable with shares of Common Stock provided (i) an event of default or an event which with the passage of time or the giving of notice could become an event of default has not occurred, (ii) such Common Stock is immediately resellable pursuant to an effective resale registration statement or Rule 144 without transfer or volume restrictions, (iii) such payment in Common Stock would not cause the holder to exceed the restrictions on ownership percentage of the Company, and (iv) Borrower provides holder not less than fifteen business days’ notice prior to the due date of Company’s intention to pay such interest with Common Stock.  Interest paid with shares of Common Stock shall be payable on the third business day after the date such interest would be due if paid in cash.  Common Stock employed to pay interest shall be valued at 80% of the average of the volume weighted average prices of the Common Stock as reported by Bloomberg L.P. for the five trading days ending on the due date of the interest payment being made with Common Stock.

The Company agrees that the Selling Stockholders will be entitled to damages if the registration statement is not filed or is not declared effective by the Commission on a timely basis, if (A) due to the action or inaction of the Company a registration statement is not declared effective within five days after receipt by the Company or its attorneys of a written or oral communication from the Commission that the registration statement will not be reviewed or that the Commission has no further comments, (B) any registration statement described filed timely, or (C) any registration statement is filed and declared effective but shall thereafter cease to be effective without being succeeded within twenty-two business days by an effective replacement or amended registration statement or for a period of time which shall exceed thirty days in the aggregate per year (each such event shall be a “Non-Registration Event”), then the Company shall pay as “Liquidated Damages” to the holder of the securities an amount equal to 1% for the initial 30 days, and 1.5% for 30 days thereafter (or such lesser pro-rata amount for any period of less than 30 days) of the principal amount of the outstanding Notes (which are subject to such Non-Registration Event) with a maximum aggregate amount of Liquidated Damages not to exceed 10% of the sum of the Note principal.  The Company must pay the Liquidated Damages in cash.

Selling Stockholders, page 15

15.      Note that:

•           For any selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.
•           For any selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased in the ordinary course of business and at the time of purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

16. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

No broker-dealers or their affiliates purchased securities.  Certain selling stockholders, who are affiliated with broker-dealers, received their securities as compensation for underwriting activities and need not be identified as underwriters.

Undertakings, page 11-4

17. Include the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

The Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K has been included.

Exhibits

18.      Please file a copy of or incorporation by reference, all of the transaction documents, including, but not limited to, the notes, the warrants, and the additional investment rights as exhibits to the registration statement, and list them in your exhibit index.

All of the transaction documents are filed as exhibits to the Form of Subscription Agreement for Private Placement Offering (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on July 18, 2012).  The index has been revised to make this clear.

19.      Revise the opinion to state the number of shares of common stock being registered for resale under the registration statement.

The opinion has been revised to state the number of shares of common stock being registered for resale under the registration statement.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Sichenzia Ross Friedman Ference LLP at (212) 981-6767.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

October 16, 2012

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Advanced Medical Isotope Corporation
Registration Statement and Pre-effective Amendment 1 to
Registration Statement on Form S-1
Filed September 4 and 6, 2012
File No. 333-183705

Dear Ms. Long:

This letter is in response to the comments contained in the letter from the Securities and Exchange Commission (the “Commission”), dated October 1, 2012 (the "Comment Letter"), to Advanced Medical Isotope Corporation (the “Company”) concerning the Registration Statement and Pre-effective Amendment 1 to the Registration Statement on Form S-1filed by the Company with the Securities and Exchange Commission (“SEC”) on September 4 and September 6, 2012.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.  On behalf of the Company, the following are our responses to the Commission’s comments:

In connection with the Company’s responses, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James C. Katzaroff
James C. Katzaroff